Filed by: Westar Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Westar Energy, Inc.
Commission File Number: 001-03523
Subject Company: Great Plains Energy Incorporated
Commission File Number: 001-32206
Subject Company: Monarch Energy Holding, Inc.
Commission File Number: 132-02816
Date: August 16, 2017
E-mail from Mark Ruelle to Westar employees on August 16, 2017
Employee Merger Update
Good afternoon.
We’re about a month out from our new merger announcement, so I wanted to let you know what’s been going on behind the scenes.
Investor meetings
Investor relations activities ramped up as we hit the road to share information about the transaction, primarily with our large, institutional investors in New York, Boston, Baltimore and Chicago. We expected Westar stock to go down initially, as we announced that no longer might we be seeking to sell for a premium, and then recover as we explained the value of the agreement to investors. That is what has happened. Of course, the price will continue to change based on what investors think of the companies, and how they value utility stocks in the broad market, generally.
The new transaction will require shareholder approval, so we expect to schedule that vote for late in the fourth quarter of this year.
Confirming and updating merger savings
Teams have been updating and adjusting supporting documentation for merger savings. We have had some interactions with our KCP&L counterparts to update and confirm those calculations, as we will need that information for our regulatory filings.
Regulatory applications
We will begin filing regulatory applications later this month. Here is a checklist of steps, including regulatory applications, we need to complete:

All these things are critical to the success of our transaction and to keep us on schedule, so we needed to address them before we started working on further integration details. Now that we have those things moving, the transition committee will start meeting. In fact, we had our first meeting Aug. 11.
Since we are just beginning to readdress integration, we don’t have an update about severance provisions or any changes to organizational charts, other than the changes you have seen among the executive team. As we’ve said before, we aren’t starting from scratch, but will review items that need to be addressed due to passage of time or the change in circumstance between this transaction and the previous one. We expect to have updates on these items in the next three to four months.
Click here for our latest FAQs. {FAQs are included below}
Mark Ruelle
Westar Energy
President & CEO
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FAQ 3

Employee commitments
Q: Are the employee protections regarding base pay, incentives and benefits from the previous agreement still in place?
A: Yes. As in the prior agreement, the companies have agreed to maintain at least the same base salaries and to provide comparable variable compensation and benefits for employees for two years following closing.

Q: What about short-term incentives (STIs)? Are we (non-union employees) still eligible for an STI?
A: Yes. Non-union employees will have STI opportunities comparable to what they do today, for at least two years following closing.

Q: Any update on severance provisions?
A: No, not yet. We know quite a few employees are anxious to learn how that might or might not change. We need to discuss that, among many other things, with Great Plains Energy to make sure we do what’s best for the combined company and our employees. With so many other things happening simultaneously, the new transition committee met for the first time last week, so we still have weeks of work ahead before we will have answers to share about this issue. Just as was the case last year, we will not have all the answers to employees’ questions so soon after the announcement of the transaction.

Remember the previous severance package we negotiated was to protect Westar people in an acquisition - it was intended as insurance against the possibility that someone might not have an opportunity to continue with the company as a result of the transaction. In the new transaction, since we have committed that there will be no layoffs as a result of the merger, we need to evaluate what is the best way to proceed.

Q: When will we know if the organizational charts will change. What’s the timeline?
A: We won’t know this for maybe as long as a few months. We have unusual circumstances that created this revised combination - which means we must consider what changes to make to the original integration work and what to keep. With the delay from original plans, each company has had to continue to operate its business, including filling some jobs, while still keeping others open. The transition committee has just now started meeting to discuss what critical changes need to be made to reflect the changed timing and circumstances from the original plans.

We know uncertainty is uncomfortable. We had eight months or so of people eagerly awaiting answers to their most important questions - and had reached a point where most people knew those answers, all in the context of the original plan. It is understandably frustrating to be back in a position of not knowing for sure. Just as it did before, it will take some time to figure out our best path, and those answers. We appreciate everyone’s patience as we determine what our starting point will look like for the new Day 1. Of course, as a living organization, Day 2 and beyond will continue to change and build on that Day 1 start.

Q: What happens to Westar’s time-based restricted stock for those employees who have a long-term incentive as part of their compensation?
A: At closing, time-based restricted stock units will vest, and be converted into freely-tradable stock of the new holding company. In other words, you will receive that compensation (and be taxed on it) just like any other compensation. What you do with those shares-either sell or hold them-is up to you. Unlike in the original agreement, employees who have these awards will not receive cash because the terms of the award agreements, in the context of the new merger agreement, do not allow us to do so.

At closing, performance-based restricted stock units, too, will vest at the greater of the target award or the amount that would vest based on satisfaction of the performance criteria in the award, which is relative total shareholder return. These units will similarly be converted into freely-tradable stock of the new holding company. These, too, will reflect taxable compensation when you receive them. Again, unlike in the original agreement, employees who have these awards will not receive cash because the terms of the award agreements, in the context of the new merger agreement, do not allow us to do so.
Dividend equivalents on performance-based restricted stock units will be paid in cash as they are today.

Integration
Q: How long will it be before integration activities start up again?
A: We have started some initial work on validating, adjusting and documenting merger savings because we need to have that for our regulatory filings. Beyond that, the various teams remain on “pause,” and should remain in that state, other than to respond to requests from our regulatory teams who will be using that earlier work in preparation for regulatory proceedings. The new transition committee first met last week, mostly just to get organized, to begin addressing what may or may not change.

Q: Why did it take so long for them to meet when the merger was announced a month ago? A: Just as with last year, we have many things going on simultaneously:

•	Investor meetings

•	Regulatory applications

•	Preparing a new proxy to support needed shareholder votes

•	Confirming and updating merger savings

•	And keeping our respective businesses on track through the summer months.
All these things are critical and time sensitive to the success of the transaction and needed before we started working on more details of integration.

Financials and Terms of Agreement
Q: How will the initial share price of the new company be set?
A: The market will set the share price as soon as the combined company’s shares start trading, immediately after closing. With Westar exchanging shares into the new company on a 1:1 basis, the shares will likely trade more in line with Westar’s pre-merger price than Great Plains Energy’s price, given that Great Plains shareholders will receive a partial share (.5981) for each new company share. The difference in the share exchange (“exchange ratio”) reflects the fact that the shares at the time we negotiated the transaction were at different values; ours, approximately $50+/- and theirs approximately $30 +/-.
Q: Has our stock performed as expected since the announcement?
A: Yes. We expected Westar stock to go down initially, as we announced that no longer might we be seeking to sell for a premium, and then recover as we explained the value of the agreement to investors. That is what has happened. Of course, the price will continue to change based on what investors think of the companies, and how they value utility stocks in the broad market, generally.

Q: How will the $50 million customer bill credits be distributed?
A: The regulatory processes will determine how the bill credits will be distributed to customers. Credits will be distributed among retail customers of both Westar Energy and Great Plains Energy, in both Kansas and Missouri.

Q: Is the bill credit an annual payment or a one-time credit?
A: It is a one-time credit. Other merger savings will be reflected in rates as regulators authorize changes to them.

Q: Prior numbers said we would save about $200 million and the new deal says $150 million. Why?
A: The Kansas Corporation Commission asked us to be more specific with our savings, so we have been. The earlier numbers included savings from capital investments and Great Plains’ power plant retirements. Regulators said those were not really related to the merger. So, in our present application, we have included those savings, but we no longer identify them as “merger savings.” We also have committed to no layoffs or involuntary transitional roles, so our numbers are adjusted to show that as well.

Q: I saw “Monarch Energy” listed in the filing and legal disclaimer. What is that?
A: It is simply a temporary name required to file legal documents necessary to affect the merger - a placeholder name for the new holding company until such time as we can select a new, neutral name for the company. The new company name will be confirmed by the closing date.

Regulatory Matters
Q: What regulatory actions do we have to complete, and by when?
A: We expect to complete regulatory approvals during the first half of 2018.

Q: Are there still vacancies at the Federal Energy Regulatory Committee (FERC)? Might that prolong potential approvals of this merger?
A: Yes and no. Yes - there are still vacancies, but no, those vacancies shouldn’t prolong approvals since recent appointments have created a quorum. However, given how recently those positions have been filled, there is still a big back log for the new FERC to address. We don’t think that will delay the merger approval, but whether it does depends on how quickly other regulatory approvals are obtained and how quickly the new FERC clears its backlog.

Q: Will the Missouri Public Service Commission need to approve this deal?
A: Yes. We will file applications in both Kansas and Missouri.

Q: Will there be another special shareholder meeting?
A: Yes, there will be a new joint proxy and new shareholder votes for each company. We’re expecting to complete those before year-end.
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Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy Holding, Inc. (Monarch Energy) will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.
Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
Participants in Proxy Solicitation
Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.
Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains Energy and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains Energy and Westar Energy believe that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains Energy and Westar Energy are engaged. This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy will file with the SEC in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.